Exhibit 99.1

510 Burrard St, 3rd Floor
Date: March 30, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: WESTPORT FUEL SYSTEMS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 08, 2017
Record Date for Voting (if applicable) :	May 08, 2017
Beneficial Ownership Determination Date :	May 08, 2017
Meeting Date :	June 28, 2017
Meeting Location (if available) :	TBD
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	960908309	CA9609083097

Sincerely,

Computershare
Agent for WESTPORT FUEL SYSTEMS INC.